Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019-6142

+1 212 506 5000
orrick.com

Janet A. Barbiere

E jbarbiere@orrick.com
D +1 212 506 3522
F +1 212 506 5151

August 9, 2024

Rolaine Bancroft

Office Chief

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BMO Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed June 14, 2024 File No. 333-280224

Dear Ms. Bancroft:

We are counsel to BMO Commercial Mortgage Securities LLC (the “Registrant”) in connection with the above-captioned registration statement (the “Registration Statement”). We have reviewed your letter dated July 11, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registration Statement and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.

Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the Registration Statement (the “Amendment No. 1”) submitted herewith. Included with this letter is a clean copy of Amendment No. 1 together with a copy marked

August 9, 2024

to show changes implemented in response to the requests of the Staff in the Comment Letter.

Below are our responses, on behalf of the Registrant, to the comments included in your Comment Letter. The applicable response follows each Staff comment, which has been repeated in italics below.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the Registrant and any issuing entities previously established, directly or indirectly, by the Registrant or any affiliate of the Registrant have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2. of Form SF-3.

2.	We note your use of LIBOR-based disclosure when discussing interest rates for floating rate certificates and swap contracts. In light of the cessation of LIBOR, please review and update references to LIBOR throughout your registration statement to identify and describe the alternative index or indices that you expect will be used for purposes of any floating rate certificates and/or swap contracts. Please also update your risk factor disclosure to discuss material risks related to any such indices, if applicable.

The Registrant has revised the form of prospectus to remove references to floating rate certificates, swap contracts, LIBOR and related terms. Accordingly, the above question posed by the Commission is no longer applicable; however, no inference should be made from the Registrant’s decision to revise the form of prospectus in this manner.

August 9, 2024

Risk Factors
Risks Related to Conflicts of Interest
Interests and Incentives of the Underwriter Entities May Not be Aligned with Your Interests, page 148

3.	We note your disclosure that the Underwriter Entities may execute short transactions, modify or terminate such transactions, and otherwise act with respect to such transactions without regard to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law.

The Registrant has revised the form of prospectus to include a reference to the limitations of Rule 192 of the Securities Act in the risk factor entitled “Interests and Incentives of the Underwriter Entities May Not be Aligned with Your Interests.”

Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans, page 148

4.	We note your disclosure that the B-Piece Buyer may enter into hedging or other transactions (except as may be restricted pursuant to the credit risk retention rules) or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law. In addressing this comment, please consider, as applicable, any case where the special servicer may be an affiliate or subsidiary of the B-Piece Buyer for purposes of Securities Act Rule 192.

The Registrant has revised the form of prospectus to include a reference to the limitations of Rule 192 of the Securities Act in the risk factor entitled “Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans.”

U.S. Credit Risk Retention

Qualifying CRE Loans, Page 274

5.	Your disclosure refers to certain credit risk retention requirements under "Regulation RR of the Securities Act." Please revise your disclosure here and elsewhere in the form of prospectus to reflect that Regulation RR is promulgated under the Securities Exchange Act.

August 9, 2024

The Registrant has revised the disclosure in the form of prospectus to reflect that references to “Regulation RR” in the form of prospectus are to Regulation RR as promulgated by the Securities and Exchange Commission to implement the credit risk retention requirements of Section 15G of the Securities Exchange Act of 1934.

6.	The disclosure in this section appears duplicative of the section also entitled "Qualifying CRE Loans" beginning on page 288. Please revise to delete one of the sections, as applicable.

The Registrant has revised the form of prospectus to delete the duplicative section entitled “Qualifying CRE Loans” that began on page 288.

Annexes

Annex B - Significant Loan Summaries, page B-1

7.	Please update the date ranges shown on the Lease Expiration Schedule (page B-4) and Cash Flow Analysis (page B-5) to reflect appropriate date ranges for the mortgage loans to be included in the mortgage pool.

The Registrant has revised the form of prospectus to update the date ranges shown on the Lease Expiration Schedule (page B-4) and Cash Flow Analysis (page B-5) to reflect appropriate date ranges for the mortgage loans to be included in the mortgage pool.

Part II – Information Not Required in Prospectus

Item 14. Exhibit Index, page II-4

8.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The Registrant has filed the remaining exhibits with Amendment No. 1 to the Registration Statement.

Form 8-K of BMO 2023-C7 Mortgage Trust (Filed December 21, 2023), page 3

9.	This Form 8-K includes supplemental offering disclosure that "updates and modifies" the final prospectus for BMO 2023-C7 Mortgage Trust and indicates that such updated information "supersedes any conflicting information contained in the [final] Prospectus and any other prior similar

August 9, 2024

materials relating to the Certificates." Please tell us why this supplemental offering disclosure was not also included in an amended final prospectus filed under Rule 424(b).

The BMO 2023-C7 preliminary prospectus dated November 27, 2023 (the “Preliminary Prospectus”) was distributed to investors and filed with the Commission on November 27, 2023 pursuant to Rule 424(h). On November 30, 2023, the Offered Certificates (as defined in the Preliminary Prospectus) were priced with investors. The BMO 2023-C7 final prospectus dated November 30, 2023 (the “Prospectus”) was filed with the Commission on December 4, 2023 pursuant to Rule 424(b)(2), and distributed to investors electronically via a Bloomberg email on December 4, 2023.

On or about December 18, 2023, it was determined that the 11 West Prospect Avenue mortgage loan, representing approximately 0.2% of the original initial mortgage pool balance, was being removed from the mortgage pool for the BMO 2023-C7 transaction. The 11 West Prospect Avenue mortgage loan was the smallest mortgage loan contemplated to be included in the BMO 2023-C7 transaction and represented a de minimis amount of the aggregate pool balance.

The disclosure in the Preliminary Prospectus and the Prospectus provided that the initial certificate balance and the initial notional amount of the certificates and the initial pool balance of the mortgage loans were each approximate and subject to a variance of plus or minus 5%. The approximate 0.2% reduction in mortgage pool balance and certificate balances due to the removal of the 11 West Prospect Avenue mortgage loan was well below such disclosed potential variance.

The issuer and underwriters for the BMO 2023-C7 transaction determined that the 11 West Prospect Avenue mortgage loan and the effect of its removal on the remaining mortgage loans was not material. Notwithstanding their determination that the 11 West Prospect Avenue mortgage loan’s removal from the mortgage pool was not material, the issuer and underwriters decided nevertheless (i) to follow the spirit of the framework for contract reformation outlined by the Commission under Securities Offering Reform in 2005– to apprise prospective investors of the change and offer them the opportunity to terminate or affirm their contracts of sale on the basis of the updated information and (ii) to make that information publicly available and part of the registration statement by filing the related minor updates on the Form 8-K of BMO 2023-C7 Mortgage Trust (filed December 21, 2023) under Item 8.01 (the “Form 8-K”). This approach also served to memorialize the de minimis changes to certain numbers in the Prospectus.

August 9, 2024

Accordingly, on December 20, 2023, BMO distributed the new information ultimately included in the Form 8-K to each investor in the BMO 2023-C7 certificates electronically via the same Bloomberg email process used for distribution of the Prospectus, together with a notice informing each such investor of their right to terminate or affirm their contracts of sale on the basis of the updated information. All investors elected to confirm their contracts of sale based on their original pricing terms by December 21, 2023, and the transaction closed on December 22, 2023.

The minor updates to the offering disclosure included in the Form 8-K were not also included in an amended final prospectus filed under Rule 424(b) because the issuer and underwriters determined that the Prospectus was materially accurate, and that Form 8-K was an appropriate and effective form for the purpose of incorporating such minor updates into the Prospectus. As contemplated by Item 10(d) to Form SF-3, the Preliminary Prospectus and the Prospectus provided that “all reports filed or caused to be filed by the Depositor with respect to the Issuing Entity before the termination of this offering pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, that relate to the Offered Certificates (other than annual reports on Form 10-K) will be deemed to be incorporated by reference into this prospectus ….” Therefore the filing of the Form 8-K prior to termination of the offering, which set forth the minor updates previously distributed to each investor on December 20, 2023 and clearly related back to the Prospectus, resulted in such updates becoming part of the Prospectus.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely, /s/ Janet A. Barbiere

Janet A. Barbiere
cc:	Janile Hill, Esq. Sean Fernandes Paul Vanderslice